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FILE NO. 82-4861

December 18, 2003

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

MegaChips Corporation (File No. 82-4861)

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

- Notice on Adjustments to the Forecasts of Business Results for the Financial Period ending March 31, 2004 (dated October 24, 2003) (English translation)
- Brief Statement of Accounts for the Interim Financial Period of the Year Ending March 31, 2004 (dated November 13, 2003) (English excerpt translation)
- Notice of Corporate Separation Involved in Shift to a System of Holding Company (dated December 9, 2003) (English translation)

Yours very truly,

Kunio Aoki

Encls.

cc: MegaChips Corporation
Shimpson Thacher & Bartlett

dlw 1/20

File No. 82-4861

(Translation)

October 24, 2003

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii

Executive Officer,
Corporate Planning, in charge of Accounting, Finance and IR
(TEL 06-6399-2884)

Notice on Adjustments to the Forecasts of Business Results for the Financial Period ending March 31, 2004

In consideration of recent developments, the forecasts of operating results of MegaChips Corporation (the "Company") for the year ending March 31, 2004 (from April 1, 2003 to March 31, 2004), as given at the time of publication of Brief Statement of Accounts for the First Quarter of the Year ending March 31, 2004 on August 21, 2003, are adjusted as described below:

Description

1. Adjustment to the forecast of consolidated business results:

(1) The forecast of operating results for the interim period of the year ending March 31, 2004 (from April 1, 2003 to September 30, 2003):

(million yen)

	Sales	Ordinary profit	Profit for the period
Previous forecast (A) (publicized on August 21, 2003)	10,350	170	20
Adjusted forecast (B)	11,800	730	25
Amount of increase or decrease (B-A)	1,450	560	5
Rate of increase or decrease	14.0%	329.4%	25.0%
Previous results (for the interim period ended September 30, 2002)	14,094	919	495

(2) The forecast of consolidated business results for the whole-year period of the year ending March 31, 2004 (from April 1, 2003 to March 31, 2004):

(million yen)

	Sales	Ordinary profit	Profit for the period
Previous forecast (A) (publicized on August 21, 2003)	21,700	840	120
Adjusted forecast (B)	23,500	1,140	120
Amount of increase or decrease (B-A)	1,800	300	0
Rate of increase or decrease	8.3%	35.7%	0.0%
Previous results (for the year ended March 31, 2003)	29,055	1,721	192

2. Adjustment to the forecast of non-consolidated business results:

(1) The forecast of operating results for the interim period of the year ending March 31, 2004 (from April 1, 2003 to September 30, 2003):

(million yen)

	Sales	Ordinary profit	Profit for the period
Previous forecast (A) (publicized on August 21, 2003)	9,450	330	150
Adjusted forecast (B)	11,000	830	310
Amount of increase or decrease (B-A)	1,550	500	160
Rate of increase or decrease	16.4%	151.5%	106.7%
Previous results (for the interim period ended September 30, 2002)	13,046	891	508

(2) The forecast of consolidated business results for the whole-year period of the year ending March 31, 2004 (from April 1, 2003 to March 31, 2004):

(million yen)

	Sales	Ordinary profit	Profit for the period
Previous forecast (A) (publicized on August 21, 2003)	19,950	900	330
Adjusted forecast (B)	21,800	1,300	480
Amount of increase or decrease (B-A)	1,850	400	150
Rate of increase or decrease	9.3%	44.4%	45.5%
Previous results (for the year ended March 31, 2003)	27,172	1,954	367

3. Reason for the adjustments

The Japanese economy during the interim period under review remained in a recession due to the persistent severe employment condition and slump in private spending while corporate earnings and capital investment registered tones of slow recovery driven by exports.

In the electronic machinery and equipment industry in which the Company belongs, markets for some consumer audio-visual (AV) equipment, such as digital televisions and digital cameras, and mobile phones expanded. However, the industry in general registered a slight increase in sales from the corresponding period of the previous year.

Under these severe circumstances, with regard to the LSI business, demand for LSIs for use in game consoles (custom mask ROMs), and LSIs for processing images, sounds and communications for use in 3G mobile phones, remains strong. Consequently, consolidated sales are expected to amount to ¥11,800 million, a 14.0% increase over the previous forecast and non-consolidated sales are expected to amount to ¥11,000 million, a 16.4% increase over the previous forecast.

With regard to profit, principally due to the contributions of new high value added products to sales in both the LSI business and the system business, as well as efforts to slash operating expenses, consolidated ordinary profit is expected to amount to ¥730 million, a 329.4% increase over the previous forecast and non-consolidated operating profit is expected to amount to ¥830 million, a 151.5% increase over the previous forecast. Additionally, as the Company plans to report special losses ahead of schedule as described below, consolidated profit for the period is expected to amount to ¥25 million, a 25.0% increase over the previous forecast and non-consolidated profit for the period is expected to amount to ¥310 million, a 106.7% increase over the previous forecast.

The business conditions are anticipated to remain severe. On a whole-year basis, consolidated sales are expected to amount to ¥23,500 million, an 8.3% increase over the previous forecast and non-consolidated sales are expected to amount to ¥21,800 million, a 9.3% increase over the previous forecast. With regard to profit, consolidated ordinary profit is expected to amount to ¥1,140 million, a 35.7% increase over the previous forecast and non-consolidated operating profit is expected to amount to ¥1,300 million, a 44.4% increase over the previous forecast. Consolidated profit for the year is expected to amount to ¥120 million, as previously publicized and non-consolidated profit for the year is expected to amount to ¥480 million, a 45.5% increase over the previous forecast.

To enhance financial rehabilitation and improve profitability of the system business promptly to prepare for the consolidation and reorganization of the Group, the Company intends to proceed with the selection and concentration of its operations and make more efficient use of human resources and office spaces and narrow down development themes, ahead of schedule. Consequently, as temporary expenses, the Company is expected to report special losses of approximately ¥660 million on a consolidated basis and approximately ¥270 million on a non-consolidated basis for the interim period, and approximately ¥780 million on a consolidated basis and approximately ¥350 million on a non-consolidated basis for the current year.

- Possible occurrence of special losses

As mentioned above, for the purpose of the consolidation and reorganization of the Group, the Company has determined to implement the following measures to improve the efficiencies of its operations and further promote the concentration and selection thereof and enhance financial rehabilitation of the system business:

(i) Improvement of efficiency of human resources

Number of retired employees:	44
Date of retirement:	September 30, 2003

(ii) Close-down of Matsuyama Office of the Company

Schedule of close-down:	November 30, 2003 (expected)
Place of office:	Matsuyama-shi, Ehime Prefecture

(iii) Decrease in floor space of Osaka Head Office of the Company

(iv) Suspension of unprofitable themes

Special losses on a consolidated basis involved in the implementation of the above measures are expected to occur as follows:

(million yen)

	Interim	Whole year
Improvement of efficiency of human resources	70	70
Close-down of Matsuyama Office	-	10
Decrease in floor space of Osaka Head Office	-	40
Suspension of unprofitable themes	560	600
Others	30	60
Total	660	780

- Notice on the forecasts of operating results

The above forecasts are made based on information available as of the date hereof and assumptions as of the date hereof concerning uncertain factors that may affect the operating results in the future. The actual results may materially differ from the above forecasts due to various factors in the future.

- END -

FILE NO. 82-4861

04 JAN -5 PM 7:21

(Excerpt translation)

BRIEF STATEMENT OF ACCOUNTS FOR THE INTERIM FINANCIAL PERIOD OF THE YEAR ENDING MARCH 31, 2004 (CONSOLIDATED)

November 13, 2003

Name of the Company:	MegaChips Corporation
Listing:	Tokyo Stock Exchange
Code number:	6875 (URL http://www.megachips.co.jp)
Name of prefecture where head office is located:	Osaka
Representative:	Shigeki Matsuoka President and Representative Director
Inquiries to be directed to:	Masayuki Fujii Executive Officer, Corporate Planning, in charge of Accounting, Finance and IR Tel. (06)-6399-2884
Date of meeting of the Board of Directors for settlement of interim accounts:	November 13, 2003
Parent company:	-
Rate of shareholdings of the parent company in the Company:	- %
Application of US GAAP:	No.

1. Consolidated business results for the interim financial period ended September 30, 2003 (April 1, 2003 through September 30, 2003):

(1) Consolidated operating results

	Interim financial period ended September 30		Financial period ended March 31
	2003	2002	2003
Sales	¥11,842 million ((-) 16.0%)	¥14,094 million ((-) 33.1%)	¥29,055 million (- %)
Operating profit	¥757 million ((-) 19.1%)	¥936 million ((-) 50.8%)	¥1,741 million (- %)
Ordinary profit	¥733 million ((-) 20.2%)	¥919 million ((-) 51.2%)	¥1,721 million (- %)
Profit for the period	¥26 million ((-) 94.8%)	¥495 million ((-) 57.1%)	¥192 million (- %)
Per-share profit for the period	¥1.07	¥20.19	¥7.85
Fully diluted earnings per share for the period	¥1.07	¥20.19	¥7.85

(Notes) 1. Investment gain (loss) on equity method:

Interim financial period ended September 30, 2003:	¥ -
Interim financial period ended September 30, 2002:	¥ -
Financial period ended March 31, 2003:	¥ -

2. Average number of shares outstanding during each period (consolidated):

Interim financial period ended September 30, 2003:	24,378,177 shares
Interim financial period ended September 30, 2002:	24,546,127 shares
Financial period ended March 31, 2003:	24,462,415 shares

3. Changes in accounting methods: None.

4. The percentages in the items of sales, operating profit, ordinary profit and profit for the interim financial period indicate the rates of increase or decrease from the previous interim financial period.

(2) Consolidated financial condition

	Interim financial period ended September 30		Financial period ended March 31
	2003	2002	2003
Total assets	¥20,171 million	¥21,596 million	¥19,996 million
Shareholders' equity	¥15,314 million	¥15,725 million	¥15,430 million
Ratio of shareholders' equity to total liabilities, minority interest and shareholders' equity	75.9%	72.8%	77.2%
Shareholders' equity per share	¥628.19	¥645.06	¥632.95

(Note) Number of issued shares outstanding at end of each period (consolidated):

Interim financial period ended September 30, 2003:	24,378,177 shares
Interim financial period ended September 30, 2002:	24,378,349 shares
Financial period ended March 31, 2003:	24,378,177 shares

(3) Consolidated cash flow condition

	Interim financial period ended September 30		Financial period ended March 31
	2003	2002	2003
Cash flows from operating activities	¥1,192 million	(¥89 million)	¥2,054 million
Cash flows from investing activities	¥33 million	(¥691 million)	(¥828 million)
Cash flows from financing activities	¥32 million	(¥707 million)	(¥683 million)
Cash and cash equivalents at the end of the period	¥7,392 million	¥4,302 million	¥6,337 million

(4) Matters related to the scope of consolidation and the application of equity method

Number of consolidated subsidiaries:	1
Number of non-consolidated subsidiaries subject to the equity method:	0
Number of affiliated companies subject to the equity method:	0

(5) Situation of changes in the scope of consolidation and the application of equity method

Consolidated subsidiaries:	Included:	0
	Excluded:	1
Companies subject to the equity method:	Included:	0
	Excluded:	0

2. Forecast of consolidated business results for the year ending March 31, 2004 (April 1, 2003 through March 31, 2004):

	Whole-year period
Sales	¥23,500 million
Ordinary profit	¥1,140 million
Profit for the period	¥120 million

(Reference) Forecast of per-share profit for the period (whole-year period): ¥4.92

(Notes)
1. Figures are stated by discarding fractions of one million yen.
2. The above forecast is made based on the information available to management at the time of publication hereof. Actual results may differ from these projections for a variety of reasons in the future.

\- - - - -

CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Balance Sheets

	Interim financial period ended September 30, 2003 (as at September 30, 2003)		Financial period ended March 31, 2003 (as at March 31, 2003)		Interim financial period ended September 30, 2002 (as at September 30, 2002)	
	Amount	Compo-nent ratio	Amount	Compo-nent ratio	Amount	Compo-nent ratio
	(thousands of yen)	(%)	(thousands of yen)	(%)	(thousands of yen)	(%)
ASSETS						
I. Current assets						
1. Cash and deposits	7,392,791		6,337,127		4,302,962	
2. Trade notes and trade accounts receivable	9,002,972		8,011,095		11,279,119	
3. Inventories	1,506,361		2,704,781		2,904,711	
4. Deferred tax assets	306,463		347,406		214,991	
5. Others	75,556		386,821		79,856	
6. Allowance for doubtful receivables	(68)		(2,008)		(2,607)	
Total current assets	18,284,077	90.6	17,785,222	88.9	18,779,034	87.0
II. Fixed assets						
1. Tangible fixed assets						
(1) Buildings	258,329		281,520		301,297	
(2) Land	104,677		104,677		104,677	
(3) Others	71,419		86,447		97,882	
Total tangible fixed assets	434,426	2.2	472,646	2.4	503,857	2.3
2. Intangible fixed assets						
(1) Consolidation adjustment	-		-		1,125	
(2) Others	315,527		483,101		1,173,228	
Total intangible fixed assets	315,527	1.6	483,101	2.4	1,174,353	5.4
3. Investments and other assets						
(1) Investment securities	255,625		238,877		259,702	
(2) Prepaid pension cost	-		-		51,299	
(3) Deferred tax assets	266,569		350,333		90,050	
(4) Others	633,528		665,870		737,917	
(5) Allowance for doubtful receivables	(18,691)		-		-	
Total investments and other assets	1,137,032	5.6	1,255,081	6.3	1,138,969	5.3
Total fixed assets	1,886,985	9.4	2,210,829	11.1	2,817,180	13.0
TOTAL ASSETS	20,171,063	100.0	19,996,052	100.0	21,596,215	100.0

	Interim financial period ended September 30, 2003 (as at September 30, 2003)		Financial period ended March 31, 2003 (as at March 31, 2003)		Interim financial period ended September 30, 2002 (as at September 30, 2002)	
	Amount (thousands of yen)	Component ratio (%)	Amount (thousands of yen)	Component ratio (%)	Amount (thousands of yen)	Component ratio (%)
LIABILITIES						
I. Current liabilities						
1. Trade accounts payable	3,457,830		3,027,240		4,121,815	
2. Short-term loans payable..............	325,000		50,000		25,000	
3. Accrued corporate income taxes ...	203,660		345,079		356,478	
4. Allowance for bonuses.................	174,625		150,682		196,779	
5. Others	383,759		350,317		327,040	
Total current liabilities	4,544,875	22.5	3,923,319	19.6	5,027,114	23.3
II. Fixed liabilities						
1. Reserve for employee severance allowances	-		-		20,897	
2. Others	70,709		47,702		47,702	
Total fixed liabilities	70,709	0.4	47,702	0.2	68,600	0.3
TOTAL LIABILITIES	4,615,585	22.9	3,971,021	19.8	5,095,715	23.6
MINORITY INTEREST						
Minority interest	241,471	1.2	594,750	3.0	775,050	3.6
SHAREHOLDERS' EQUITY						
I. Capital...	4,840,313	24.0	4,840,313	24.2	4,840,313	22.4
II. Additional paid-in capital	5,936,081	29.4	5,936,081	29.7	5,936,081	27.5
III. Retained earnings	5,395,590	26.8	5,549,740	27.8	5,853,265	27.1
IV. Revaluation difference of other securities..	29,360	0.1	(2)	(0.0)	(8,029)	(0.0)
V. Exchange translation adjustment.....	-	-	(8,513)	(0.1)	(9,135)	(0.1)
	16,201,345	80.3	16,317,618	81.6	16,612,494	76.9
VI. Treasury stock	(887,338)	(4.4)	(887,338)	(4.4)	(887,044)	(4.1)
TOTAL SHAREHOLDERS' EQUITY	15,314,006	75.9	15,430,280	77.2	15,725,449	72.8
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	20,171,063	100.0	19,996,052	100.0	21,596,215	100.0

2. Consolidated Profit and Loss Statements

	Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)		Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)		Financial period ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	
	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)
I. Sales	11,842,135	100.0	14,094,745	100.0	29,055,939	100.0
II. Cost of sales	9,119,571	77.0	11,083,933	78.7	23,311,371	80.2
Gross profit on sales	2,722,564	23.0	3,010,811	21.3	5,744,568	19.8
III. Selling, general and administrative expenses	1,964,736	16.6	2,074,446	14.7	4,003,314	13.8
Operating profit	757,827	6.4	936,365	6.6	1,741,253	6.0
IV. Non-operating profit	8,190	0.1	11,935	0.1	48,055	0.2
1. Interest received	83		3,899		5,890	
2. Income from funded insurance	-		4,450		4,450	
3. Refund premiums of life insurance	-		371		29,308	
4. Refund premiums of non-life insurance	1,616		-		-	
5. Benefits from group life insurance	2,000		-		-	
6. Additional refunds of corporate income taxes	2,339		-		-	
7. Income from real estate lease	1,380		-		-	
8. Transfer back from allowance for doubtful receivables	124		212		87	
9. Miscellaneous income	646		3,002		8,318	
V. Non-operating expenses	32,643	0.3	28,904	0.2	67,408	0.3
1. Interest paid	1,169		133		3,317	
2. Loss from sale of trade notes	-		1,181		1,705	
3. Stock issue costs	-		528		528	
4. Loss from disposition of fixed assets	7,251		215		651	
5. Exchange loss	9,880		14,257		19,474	
6. Loss from investments in partnership	14,342		10,387		37,906	
7. Miscellaneous losses	-		2,200		3,825	
Ordinary profit	733,373	6.2	919,396	6.5	1,721,900	5.9
VI. Special income	11,307	0.1	-	-	18,869	0.1
1. Gain from sale of investment securities	-		-		18,869	
2. Gain from liquidation of associated company	11,307		-		-	
VII. Special loss	668,552	5.7	18,118	0.1	1,404,822	4.8
1. Loss from disposition of system products	562,595		-		1,240,805	
2. Valuation loss of investment securities	-		8,103		33,903	
3. Loss from liquidation of associated company	-		-		58,282	
4. Valuation loss of shares in associated company	32,511		-		-	
5. Difference due to change of pension plan	-		-		61,945	

	Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)		Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)		Financial period ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	
	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)
6. Special retirement benefits..........	73,446		-		-	
7. Loss from fluctuations of interest.	-		10,015		9,887	
Income before income taxes and others	76,128	0.6	901,277	6.4	335,947	1.2
Corporate income taxes, inhabitant taxes and enterprise taxes	198,892	1.7	359,496	2.6	676,466	2.3
Interperiod tax allocation adjustment	177,760	1.5	32,849	0.2	(365,661)	(1.2)
Minority interest in net profit (loss)...	(326,526)	(2.8)	13,342	0.1	(166,921)	(0.6)
Profit for the period	26,001	0.2	495,588	3.5	192,064	0.7

3. Consolidated Surplus Statements

	Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)		Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)		Financial period ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	
(Additional paid-in capital)	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)
I. Beginning balance of additional paid-in capital		5,936,081				
Beginning balance of capital reserve			5,936,081	5,936,081	5,936,081	5,936,081
II. Ending balance of additional paid-in capital		5,936,081		5,936,081		5,936,081
(Retained earnings)						
I. Beginning balance of retained earnings		5,549,740				
Beginning balance of consolidated surplus			5,655,426	5,655,426	5,655,426	5,655,426
II. Increase in retained earnings						
1. Profit for the period	26,001		495,588		192,064	
2. Increase in retained earnings due to decrease in consolidated subsidiary	63,629	89,631	-	495,588	-	192,064
III. Decrease in retained earnings						
1. Cash dividends	243,781		245,784		245,784	
2. Bonuses for officers	-	243,781	51,966	297,750	51,966	297,750
IV. Ending balance of retained earnings		5,395,590		5,853,265		5,549,740

4. Consolidated Statements of Cash Flows

(thousands of yen)

	Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)	Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)
I. Cash flows from operating activities			
Income before income taxes and others	76,128	901,277	335,947
Depreciation	112,898	102,123	301,950
Amortization of long-term prepaid expenses	38,022	37,254	79,254
Loss on disposition of fixed assets	7,251	215	651
Loss on fluctuations of interest	-	10,015	9,887
Increase (decrease) in allowance for doubtful receivables	18,635	(243)	(842)
Increase (decrease) in allowance for bonuses	23,942	32,375	(13,721)
Increase (decrease) in reserve for employee severance allowances	-	6,056	(14,840)
(Increase) decrease in prepaid pension cost	-	(4,733)	46,565
Decrease in reserve for officers' retirement allowances	-	(167,595)	(167,595)
Interest and dividend income	(83)	(3,912)	(5,904)
Income from funded insurance	-	(4,450)	(4,450)
Loss from investments in partnership	14,342	10,387	37,906
Exchange loss	9,128	14,378	17,937
Interest expense	1,169	133	3,317
Stock issue expenses	-	528	528
Loss from disposition of system products	149,210	-	685,455
Income from sale of investment securities	-	-	(18,869)
Valuation loss of investment securities	-	8,103	33,903
Income from liquidation of associated company	(11,307)	-	-
Valuation loss of shares in associated company	32,511	-	-
(Increase) decrease in trade accounts receivable	(999,929)	(835,149)	2,432,874
(Increase) decrease in inventories	1,197,331	(1,233,004)	(1,033,074)
Increase in trade accounts payable	430,705	1,533,331	438,756
Officers' bonuses paid	-	(62,000)	(62,000)
(Increase) decrease in other current assets	292,927	(12,411)	(319,376)
Increase (decrease) in other current liabilities	117,443	(9,351)	40,811
Increase in other fixed liabilities	23,506	46,272	46,272
Others	20	(152)	(27,573)
Subtotal	1,533,856	369,449	2,843,771
Interest and dividend income	83	3,899	5,890
Interest paid	(1,333)	(108)	(3,318)
Corporate income taxes paid	(340,311)	(463,099)	(791,469)
Net cash provided by operating activities	1,192,295	(89,859)	2,054,874
II. Cash flows from investing activities			
Purchase of tangible fixed assets	(7,108)	(56,260)	(70,815)
Sale of tangible fixed assets	191	-	38
Purchase of intangible fixed assets	(62,800)	(383,890)	(534,320)
Purchase of investment securities	-	(40,000)	(70,840)
Sale of investment securities	-	9,450	67,344
Liquidation of associated company	130,904	-	-
Distribution of capital investment	1,003	9,751	11,825
Payment for long-term prepaid expenses	(45,939)	(119,701)	(149,978)
Guarantee	(3,507)	(135,222)	(136,426)
Refund of guarantee	21,051	24,166	24,757

	Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)	Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)
Refund premiums	-	-	30,231
Others	(500)	-	-
Net cash provided by investing activities	33,294	(691,706)	(828,183)
III. Cash flows from financing activities			
Net increase (decrease) in short-term debt	275,000	(25,000)	-
Issuance of shares to minority shareholders	-	6,371	6,371
Net (increase) decrease in treasury stock	-	(428,986)	(429,280)
Cash dividends by parent company	(242,004)	(245,374)	(245,484)
Cash dividends to minority shareholders	-	(14,848)	(14,848)
Net cash provided by financing activities	32,995	(707,837)	(683,242)
IV. Translation gain (loss) related to cash and cash equivalents	(2,958)	(26,502)	(25,190)
V. Net increase (decrease) in cash and cash equivalents	1,255,626	(1,515,906)	518,257
VI. Cash and cash equivalents at the beginning of the period	6,337,127	5,818,869	5,818,869
VII. Decrease in cash and cash equivalents by decrease of consolidated subsidiary	(199,962)	-	-
VIII. Cash and cash equivalents at the end of the period	7,392,791	4,302,962	6,337,127

FILE NO. 82-4861

(Translation)

December 9, 2003

Dear Sirs,

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Executive Officer, Corporate Planning, in charge of Accounting, Finance and IR
(TEL 06-6399-2884)

Notice of Corporate Separation Involved in Shift to a System of Holding Company

On August 21, 2003, MegaChips Corporation (the "Company") publicized that it would shift the MegaChips Group to a system of pure holding company consisting of a holding company and three operating companies respectively engaging in LSI business, system business and audio authoring business as of April 1, 2004. It is hereby notified that as part of the procedure, the Company at the meeting of its Board of Directors held on December 9, 2003, resolved to make a corporate separation, as described below:

I. Reason for the corporate separation

The Company has determined that to make a leap forward in the coming broadband era, it is vital to create a business environment under which each division of business can maximize its characteristics and increase its capabilities of growth and competition through the efficient allocation of management resources, independence of each division of business and speedy decision-making and decided on the restructuring of the businesses by establishing a system of pure holding company.

II. Outline of the divisions of business to be separated

1. Outline of the separation of the divisions of business

(1) LSI business

MegaChips Corporation will separate its LSI business and incorporate a company "MegaChips LSI Solutions Inc." to which its LSI business will be transferred (*bunsha-gata shinsetu bunkatsu*). Upon the separation, MegaChips LSI Solutions Inc. will issue 10,000 shares of common stock, all of which will be allocated and delivered to "MegaChips Corporation".

(2) System business

MegaChips Corporation will separate its system business and transfer the same to "MegaChips System Solutions Inc." (previously called MegaFusion Corporation) (*bunsha-gata kyushu bunkatsu*). Upon the separation, "MegaChips System Solutions Inc." will issue 22,600 shares of common stock, all of which will be allocated and delivered to "MegaChips Corporation".

2. Principal operating results and financial positions of the divisions of business to be separated

(Million yen)

	Division of business to be separated to **MegaChips LSI Solutions Inc.** (Interim financial period ended September 30, 2003)	Division of business to be separated to **MegaChips System Solutions Inc.** (Interim financial period ended September 30, 2003)	**MegaChips Corporation** (Separated company /before separation) (Interim financial period ended September 30, 2003) (Non-consolidated)
Assets	9,612	911	19,569
Liabilities	3,216	189	4,071
Sales	10,280	766	11,046
Gross profit	2,262	65	2,328
Operating profit	1,692	(300)	854

3. Items and amounts of assets and liabilities of the divisions of business to be separated

(1) Division of business to be transferred to MegaChips LSI Solutions Inc.

(Millions of yen)

Item	Assets	Item	Liabilities
Current assets:	9,485	Current liabilities	3,216
Trade accounts receivable	8,666	Trade accounts payable	3,193
Inventories	771	Accounts payable	13
Other current assets	47	Other current liabilities	8
Fixed assets:	127	Fixed liabilities	-
Tangible fixed assets	10	Total liabilities	3,216
Intangible fixed assets	22		
Investment securities	39		
Other investments, etc.	13	Total shareholders' equity	6,396
Deferred tax assets (long-term)	41		
Total assets	9,612	Total liabilities and shareholders' equity	9,612

(2) Division of business to be transferred to MegaChips System Solutions Inc.

(Millions of yen)

Item	Assets	Item	Liabilities
Current assets:	726	Current liabilities	189
Trade accounts receivable	190	Trade accounts payable	172
Inventories	528	Accounts payable	16
Other current assets	7	Fixed liabilities	-
Fixed assets:	184	Total liabilities	189
Tangible fixed assets	4		
Intangible fixed assets	52	Total shareholders' equity	722
Other investments, etc.	127		
Total assets	911	Total liabilities and shareholders' equity	911

III. Schedule of the corporate separation (expected)

December 9, 2003: Meetings of the Boards of Directors for approval of corporate separation plan and corporate separation agreement

Signing of corporate separation agreement

February 24, 2004: Extraordinary General Meetings of Shareholders (for approval of corporate separation plan and corporate separation agreement)

April 1, 2004: Date for separation of the divisions of LSI business, system business and audio authoring business

April 2, 2004: Relocation of head office of MegaChips System Solutions Inc.

IV. Outline of the parties to the corporate separation (as of September 30, 2003)

(1)	Trade name	**MegaChips Corporation**	**MegaFusion Corporation** (MegaChips System Solutions Inc.) *[1] (Successor company)	**MegaChips LSI Solutions Inc.** *[2] (Newly established company)
(2)	Contents of business	•Development, manufacture (by consignment) and sale of LSI products •Development, manufacture (by consignment) and sale of system products	Development, manufacture (by consignment) and sale of system products	Development, manufacture (by consignment) and sale of LSI products
(3)	Establishment	April 4, 1990	December 8, 1998	April 1, 2004
(4)	Location of head office	1-6, Miyahara 4-chome, Yodogawa-ku, Osaka-shi, Osaka	17-6, Ichiban-cho, Chiyoda-ku, Tokyo	1-6, Miyahara 4-chome, Yodogawa-ku, Osaka-shi, Osaka

		MegaChips Corporation	MegaFusion Corporation	MegaChips LSI Solutions Inc.
(5)	Representative	Shigeki Matsuoka President and Representative Director	Masahiro Shindo President and Representative Director (CEO) *3	Yukihiro Ukai President and Representative Director (Managing Director of the current MegaChips Corporation)
(6)	Capital	¥4,840 million	¥646 million	¥500 million
(7)	Total number of issued shares	24,661,017 shares	15,075 shares	10,000 shares
(8)	Shareholders' equity	¥15,497 million	¥480 million	¥6,396 million
(9)	Total liabilities and net worth	¥19,569 million	¥1,232 million	¥9,612 million
(10)	Date of settlement of accounts	March 31 of each year	March 31 of each year	March 31 of each year
(11)	Number of employees	171	69	83
(12)	Principal clients	Nintendo Co., Ltd. and other consumer electronics makers, trading firms, etc.	SECOM Co., Ltd. and other commercial equipment makers, sales companies, etc.	Nintendo Co., Ltd. and other consumer electronics makers, trading firms, etc.
(13)	Principle shareholders and shareholding ratios (ratios of voting rights)*3	Yugen Kaisha Shindo 9.23% Shigeki Matsuoka 7.44% Masahiro Shindo 6.23% Ritsuko Shindo 4.50%	MegaChips Corporation 48.94% Shindo and Associates 9.17% Nikko Citigroup Limited 3.50% Nomura Securities Co., Ltd. 3.44%	-
(14)	Principal correspondent banks	The Bank of Tokyo-Mitsubishi, Ltd. Resona Bank, Limited UFJ Bank Limited Mizuho Corporate Bank, Ltd. The Iyo Bank, Ltd.	Resona Bank, Limited The Bank of Tokyo-Mitsubishi, Ltd. The Mitsubishi Trust and Banking Corporation	-

(15) Relationships between the parties (as of September 30, 2003)

Capital relationship:	MegaChips Corporation holds 48.94% (ratio of voting rights) of the number of issued shares of MegaChips System Solutions Inc. *4
Personnel relationship:	Two (2) Directors of MegaChips Corporation concurrently serve as Directors of MegaChips System Solutions Inc.
Transaction relationship:	MegaChips Corporation sells its system products to MegaChips System Solutions Inc.

(Notes) 1. MegaFusion Corporation changed its trade name to MegaChips System Solutions Inc. as of October 30, 2003.

2. MegaChips LSI Solutions Inc. is a company to be incorporated upon the corporate separation. Hence, information on the company is given herein as if it were established on April 1, 2004 (the financial figures thereof are those of the division of

LSI business of MegaChips Corporation as of September 30, 2003).

3. Tetsuo Hikawa assumed the office of President and Representative Director (CEO) of MegaChips System Solutions Inc. as of October 30, 2003.

4. MegaChips System Solutions Inc. made a share exchange to make MegaChips Corporation its full parent company as of October 1, 2003.

(16) Business results for the last three business years of the parties to the corporate separation

	MegaChips Corporation			MegaChips System Solutions Inc. (Previous corporate name: MegaFusion Corporation)		
Business year	Year ended March 31, 2001	Year ended March 31, 2002	Year ended March 31, 2003	Year ended March 31, 2001	Year ended March 31, 2002	Year ended March 31, 2003
Sales (million yen)	51,347	34,649	27,172	5,461	4,700	3,626
Operating profit (loss) (million yen)	3,177	2,706	1,954	194	283	(205)
Ordinary profit (loss) (million yen)	3,622	2,728	1,954	184	254	(202)
Per-share profit (loss) for the year (yen)	74.53	54.51	15.01	16,865.34	20,459.99	(22,270.64)
Annual dividend per share (yen)	10.00	10.00	10.00	2,500.00	4,000.00	0.00
Shareholders' equity per share (yen)	615.40	643.19	631.24	76,747.84	207,489.78	76,924.19

V. Forecasts of operating results of the parties to the corporate separation

The forecasts of operating results for the year ending March 31, 2004 are based on the projected whole-year figures in the Company's brief statement of accounts for the interim financial period ending March 31, 2004 publicized on November 13, 2003. For the year ending March 31, 2005 or thereafter, expenses to be incurred by the holding company, which are allocated to each operating company, will be amended upon the year-end settlement of accounts.

1. MegaChips Corporation (holding company) (consolidated):

(Million yen)

	Year ending March 31, 2004	Year ending March 31, 2005	Year ending March 31, 2006
Sales	23,500	25,100	29,250
Ordinary profit	1,140	1,750	2,630
Profit for the year	120	520	1,330

2. MegaChips LSI Solutions Inc. (company to be incorporated)

(Million yen)

	Year ending March 31, 2004	Year ending March 31, 2005	Year ending March 31, 2006
Sales	20,500	20,000	22,500
Ordinary profit	3,310	2,350	2,700

MegaChips LSI Solutions Inc. will account for ¥380 million of selling, general and administrative expenses for the year ending March 31, 2005 and ¥400 million of selling, general and administrative expenses for the year ending March 31, 2006, respectively, to be incurred as expenses of administrative services provided by MegaChips Corporation (holding company). However, no such expenses are reckoned upon for the year ending March 31, 2004.

3. MegaChips System Solutions Inc.

(Million yen)

	Year ending March 31, 2004	Year ending March 31, 2005	Year ending March 31, 2006
Sales	1,550	3,500	5,100
Ordinary profit	(890)	(470)	10

MegaChips System Solutions Inc. will account for ¥260 million of selling, general and administrative expenses for the year ending March 31, 2005 and ¥260 million of selling, general and administrative expenses for the year ending March 31, 2006, respectively, to be incurred as expenses of administrative services provided by MegaChips Corporation (holding company). However, no such expenses are reckoned upon for the year ending March 31, 2004.

(Note) The Directors, Statutory Auditors and Executive Officers of each company will be publicized separately after the close of the extraordinary General Meeting of Shareholders to be convened on February 24, 2004.

[Information material]

(Translation omitted)

[For reference]

<Establishment of Cameo Interactive Ltd.>

MegaChips System Solutions Inc. will separate its audio authoring business and incorporate a company "Cameo Interactive Ltd." to which its audio authoring business will be transferred (*bunkatsu-gata shinsetu bunkatsu*) as of April 1, 2004. The outline of Cameo Interactive Ltd. is set forth below:

Trade name:	Kabushiki Kaisha Cameo Interactive (In English, Cameo Interactive Ltd.)
Contents of business:	Import, sale and support of products related with audio and multimedia

Location of head office:	1-6, Miyahara 4-chome, Yodogawa-ku, Osaka-shi, Osaka
Representative:	Takahiro Sonoda Chairman and Representative Director (Currently, Director and Executive Officer of MegaChips System Solutions Inc.)
Shareholder:	MegaChips Corporation: 100%
Capital:	¥250 million (expected)
Total number of shares to be issued:	5,000 shares (expected)
Total assets:	¥580 million (as of September 30, 2003)
Date of settlement of accounts:	March 31 of each year

Forecast of operating results of Cameo Interactive Ltd.

(Million yen)

	Year ending March 31, 2004	Year ending March 31, 2005	Year ending March 31, 2006
Sales	1,450	1,600	1,650
Ordinary profit	50	60	70

(Note) Cameo Interactive Ltd. will account for ¥90 million of selling, general and administrative expenses for the year ending March 31, 2005 and ¥90 million of selling, general and administrative expenses for the year ending March 31, 2006, respectively, to be incurred as expenses of administrative services provided by MegaChips Corporation (holding company). However, no such expenses are reckoned upon for the year ending March 31, 2004.

- E N D -

Attention:

Of the current plans, estimates, prospects, strategies, beliefs, etc. of the companies disclosed herein, those which are not historical facts are forward-looking statements. Forecasts of operating results in the future are not limited to any statements using "beliefs," "expectations," "plans," "strategies," "prospects," "estimates," "projections," "possibilities" or their synonyms in the explanations of operating activities and results in the future.

Such statements are based on management's judgments of the companies formed by using the information available as of the date hereof. Hence, actual operating results may substantially differ from these forecasts of operating results due to various material factors in the future. You should not rely solely on these forecasts comprehensively and excessively. Additionally, the companies may not always revise the future forecasts in spite of new information, future events and other results.

Risks and uncertainties include material and unforeseeable influences arising from future events. This document is not prepared to solicit investment. In making investment, you should act on your own judgment.